September 28, 2018

Max Chin Li
President
Saddle Ranch Media, Inc.
5020 Campus Drive
Newport Beach, CA 92660

       Re: Saddle Ranch Media, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed September 21, 2018
           File No. 024-10866

Dear Mr. Li:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Form 1-A/A filed September 21, 2018

General

1. We note that the subscription agreement contains 1.) a provision establishing Maryland as the exclusive forum for resolving disputes arising under the subscription agreement and
      2.) a provision waiving the right to a jury trial. Please disclose and discuss these provisions of the subscription agreement in the offering circular. Please also expand your disclosure to clarify whether, and if so how, these provisions impact the rights of your shareholders to pursue claims under U.S. federal securities laws.
 Max Chin Li
Saddle Ranch Media, Inc.
September 28, 2018
Page 2

      You may contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste
M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



                                                        Sincerely,
FirstName LastNameMax Chin Li
                                                        Division of Corporation
Finance
Comapany NameSaddle Ranch Media, Inc.
                                                        Office of
Telecommunications
September 28, 2018 Page 2
cc:       John Lux
FirstName LastName